Exhibit 99.1
Synopsys Collaborates with SMIC to Deliver USB Logo-Certified DesignWare USB
2.0 nanoPHY in SMIC’s 65 Nanometer LL Process Technology
Silicon-Proven DesignWare PHY IP Lowers Risk and Enables Easy Integration into SOCs
MOUNTAIN VIEW, Calif. and SHANGHAI, China — May 14, 2010 —Synopsys, Inc. (Nasdaq:SNPS), a world leader in software and IP for semiconductor design and manufacturing and Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and SEHK: 0981.HK), one of the leading semiconductor foundries in the world, today announced the immediate availability of Synopsys’ silicon-proven and USB logo-certified DesignWare® USB 2.0 nanoPHY intellectual property (IP) for SMIC’s 65 nanometer (nm) low-leakage (LL) process technology. As a leading provider of complete IP solutions for the USB 2.0 interface including controllers, PHY and verification IP, Synopsys continues to help designers lower integration risk by providing high-quality IP that is proven interoperable and compliant to the USB 2.0 standard specification,
The DesignWare USB 2.0 nanoPHY IP is designed for a broad range of high-volume mobile and consumer applications where the key requirements include minimal area and low dynamic and leakage power consumption. In addition, the DesignWare USB 2.0 nanoPHY IP has built-in tuning circuits designed to enable quick, post-silicon adjustments to account for unexpected chip/board parasitic or process variations, without having to modify the existing design. This allows designers to increase yield and minimize the cost of expensive silicon re-spins.
“The combination of Synopsys’ silicon-proven DesignWare USB 2.0 nanoPHY IP and SMIC’s low-leakage 65 nm process technology allows our mutual customers to easily integrate advanced features into a process that helps them meet their low power requirements and quickly ramp into volume production,” said Chris Chi, senior vice president and chief business officer of SMIC. “Recent silicon success with customers leveraging SMIC’s 65 nanometer LL process and Synopsys’ USB2.0 nanoPHY IP gives us confidence to strengthen our strategic and synergistic relationship with Synopsys to deliver significant advantages to our customers through industry-leading integration, power efficiency and cost efficiency. We look forward to working with Synopsys as we move toward more advanced process nodes.”
“By making available Synopsys’ high-quality DesignWare USB 2.0 nanoPHY for the SMIC 65 nanometer LL process technology, we continue to provide designers with the IP they need for today’s required foundry processes,” said John Koeter, vice president of marketing for the Solutions Group at Synopsys. “Working with SMIC to silicon-validate our USB 2.0 nanoPHY IP in their 65 nanometer LL process provides our customers with proven and certified IP solutions that enable them to integrate DesignWare IP with less risk and improved time-to-market.”

About DesignWare IP
Synopsys is a leading provider of high-quality, silicon-proven interface and analog IP solutions for system-on-chip designs. Synopsys’ broad IP portfolio delivers complete connectivity IP solutions consisting of controllers, PHY and verification IP for widely used protocols such as USB, PCI Express, DDR, SATA, Ethernet, HDMI and MIPI IP including 3G DigRF, CSI-2 and D-PHY. The analog IP family includes Analog-to-Digital Converters, Digital-to-Analog Converters, Audio Codecs, Video Analog Front Ends, Touch Screen Controllers and more. In addition, Synopsys offers SystemC transaction-level models to build virtual platforms for rapid, pre-silicon development of software. With a robust IP development methodology, extensive investment in quality and comprehensive technical support, Synopsys enables designers to accelerate time-to-market and reduce integration risk. For more information on DesignWare IP, visit: http://www.synopsys.com/designware. Follow us on Twitter at http://twitter.com/designware_ip.
About Synopsys
Synopsys, Inc. (NASDAQ:SNPS) is the world leader in electronic design automation (EDA), supplying the global electronics market with the software, intellectual property (IP) and services used in semiconductor design and manufacturing. Synopsys’ comprehensive, integrated portfolio of implementation, verification, IP, manufacturing and field-programmable gate array (FPGA) solutions helps address the key challenges designers and manufacturers face today, such as power and yield management, software-to-silicon verification and time-to-results. These technology-leading solutions help give Synopsys customers a competitive edge in bringing the best products to market quickly while reducing costs and schedule risk. Synopsys is headquartered in Mountain View, California, and has more than 60 offices located throughout North America, Europe, Japan, Asia and India. Visit Synopsys online at http://www.synopsys.com/.
Synopsys and DesignWare are registered trademarks of Synopsys, Inc. Any other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.
Synopsys Press Contacts:
Sheryl Gulizia
Synopsys, Inc.
650-584-8635
sgulizia@synopsys.com
Lisa Gillette-Martin
MCA
650-968-8900 x115
lgmartin@mcapr.com

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.
SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)
This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.
Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.
SMIC Press Contacts:
SMIC Shanghai
Peter Lin
Public Relations
TEL: +8621 38610000 ext 12349
Email: Peter_LHH@smics.com
SMIC Shanghai
Angela Miao
Public Relations
TEL: +8621 38610000 ext 10088
Email: Angela_Miao@smics.com